EXHIBIT 12

ANADARKO PETROLEUM CORPORATION

CONSOLIDATED STATEMENT OF COMPUTATION OF RATIOS OF

EARNINGS TO FIXED CHARGES AND EARNINGS TO

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Years Ended December 31
millions except ratio amounts	2006	2005	2004	2003	2002
Gross Income from Continuing Operations	$4,893	$3,611	$2,458	$1,850	$1,219
Rentals	42	13	10	8	12
Undistributed (earnings) losses of equity investees	(21)	—	13	11	(2)

Earnings	4,914	3,624	2,481	1,869	1,229

Gross Interest Expense	730	266	428	365	343
Rentals	42	13	10	8	12

Fixed Charges	$772	$279	$438	$373	$355

Preferred Stock Dividends	5	8	8	9	9

Combined Fixed Charges and Preferred Stock Dividends	$777	$287	$446	$382	$364

Ratio of Earnings to Fixed Charges	6.37	12.99	5.66	5.01	3.46

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	6.32	12.63	5.56	4.89	3.38

These ratios were computed by dividing earnings by either fixed charges or combined fixed charges and preferred stock dividends. For this purpose, earnings include income before income taxes and fixed charges. Fixed charges include interest and amortization of debt expenses and the estimated interest component of rentals. Preferred stock dividends are adjusted to reflect the amount of pretax earnings required for payment.